UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

December 2019

Commission File Number: 001-38333

ESTRE AMBIENTAL, INC.

4509, Avenida Brigadeiro Faria Lima, 8th Floor

Vila Olímpia, São Paulo 04538-133—SP Brazil

+55 11 2124 3100

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 23, 2019, Estre Ambiental, Inc. (the “Company”) announced the results of its annual general meeting (the “AGM”) that was held at the offices of the Company located at 4509, Avenida Brigadeiro Faria Lima, 8th Floor, Vila Olímpia, São Paulo, 04538-133 – SP, Brazil on December 20, 2019 at 10.30 am (São Paulo time) and was webcast live over the Internet. Holders of an aggregate of 79.3% of the Company’s issued ordinary shares and Class B shares, as of the record date, November 6, 2019, were present in person or by proxy at the AGM. The AGM did not approve the appointment of Klaus Pohle as a Class II Director of the Company but did approve, ratify and confirm the appointment of Ernst & Young Auditores Independentes S.S. as the independent auditors of the Company for the financial year ending December 31, 2019. A copy of the press release is attached as Exhibit 99.1 hereto and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2019

ESTRE AMBIENTAL, INC.

By:	/s/ Sergio Pedreiro
Sergio Pedreiro
Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description
Exhibit 99.1	Press Release entitled “Estre Ambiental Announces the Results of its 2019 Annual General Meeting” dated December 23, 2019